O’Donnell Strategic Industrial REIT, Inc.

3 San Joaquin Plaza, Suite 160

Newport Beach, CA 92660

August 11, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

RE:	O’Donnell Strategic Industrial REIT, Inc.
Registration Statement on Form S-11 (File No. 333-170173)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, O’Donnell Strategic Industrial REIT, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 10:00 a.m., Washington, D.C. time, on August 15, 2011 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (1) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please call me at (949) 718-9898.

Sincerely,

O’Donnell Strategic Industrial REIT, Inc.

/s/ Christopher S. Cameron
Christopher S. Cameron Chief Financial Officer and Secretary

cc:	Ms. Jennifer Gowetski
Ms. Stacie D. Gorman
Ms. Rosemarie A. Thurston
Mr. Jason W. Goode